EXHIBIT 99.21

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release June 19, 2003 Symbol: ORZ.TSX

ESSAKAN REGIONAL TARGETS HOST GOLD MINERALIZATION
Drilling commences at Bombore Property

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce that it has completed 74 holes totalling 5826m of Reverse Circulation (RC) drilling at its Essakan Project in Burkina Faso, West Africa. Gold Fields Limited is earning 50% by spending $US8 million on exploration with Orezone currently as the operator. Recent drilling of two of the ten regional targets on the 1500km² project area shows encouraging results. At Fala, located 7 km due east of the Essakan Main Deposit, two holes were drilled into the possible extension of a zone mined by artisanal miners. Both holes intersected significant mineralization. Hole FRC428 returned 3.0 gAu/t over 18m and hole FRC429 returned 2.4 gAu/t over 7m. The mineralization at Fala is associated with a sheared and altered mafic intrusive. Limited drilling by former operators of the project failed to recognize the mineralizing structures at Fala. With this new understanding of the controls on the mineralization, Orezone and Gold Fields are planning a comprehensive follow-up drill program. The zone is open in all directions.

Drilling at Tassi, the second of the two regional targets drilled to date indicates an Essakan Main Deposit style of mineralization. Hole TRC439 intersected 1.04 gAu/t over 17m with 55 metres of 0.3 gAu/t material above and 30m of 0.3 gAu/t Au material below the best mineralization. At the Essakan Main Deposit this wide halo of lower grade mineralization is found over the majority of its length and indicates a very substantial mineralized corridor. The eastern surface expression of the Tassi prospect is masked by a cover of sand and alluvial material and will be targeted for further work. Considering the best mineralization is found in the most easterly drill hole, there is substantial potential for extensions to this zone. Please refer to Orezone’s website for the location of the Fala and Tassi prospects

“The results from the first two of the ten regional targets have exceeded our expectations,” notes Jeff Ackert, VP of Exploration and qualified person for Orezone. “Finding grades and widths similar to Essakan at Fala and the wide halo of mineralization at the east end of the Tassi grid gives us confidence that we will find more ounces on the 1500 km² project. Any one of these targets has the potential to be as large or larger than the Essakan Main Deposit.” The targets have been drilled in order of logistics and not in priority of their potential. Orezone has results pending on two other Essakan regional targets. The drilling has been shut down at Essakan due to the arrival of the rainy season and will recommence with an aggressive drill program in early September.

Elsewhere in Burkina Faso, Orezone is pleased to announce that a 2000m RC drilling program has just started on the Bombore Project, located 80km east of Ouagadougou, the capital city and is expected to continue until month end. Orezone is earning up to 100% interest in Bombore by exploring and developing the project. Results are pending on the recently completed 780m RC drill program at the Peksou zone, Golden Hill Property located in the southwestern part of the country.

Summary of RC Drill Results from Orezone’s Essakan Property

Hole	East UTM	North UTM	Azimuth *	Dip *	Depth m	From m	To m	Interval m	Uncut gAu/t	Comments

FRC428	192 608.0	1 590 582.0	143	-40	108.0	0	31	31	0.5	Lower grade halo
						31	49	18	3.0
						34	39	5	6.9

FRC429	192 645.0	1 590 486.0	118	-40	107.0	0	11	11	0.6	Lower grade halo
						15	22	7	2.7

TRC430	181 119.0	1 584 870.0	148	-45	80.0	34	46	12	0.4
						62	68	6	0.8

TRC431	181 689.0	1 584 731.0	148	-45	80.0	38	46	8	0.2
						67	80	13	0.3

TRC432	181 735.0	1 584 700.0	148	-45	51.0					No Significant Assays

TRC433	181 764.0	1 584 681.0	148	-45	63.0					No Significant Assays

TRC434	181 799.0	1 584 660.0	148	-45	101.0	49	67	18	0.4
						96	100	4	1.4	Bottom of hole.

TRC435	182 876.0	1 584 597.0	118	-45	70.0					No Significant Assays

TRC436	182 922.0	1 584 596.0	118	-45	80.0	28	46	18	0.3
						59	63	4	1.0

TRC437	182 975.0	1 584 594.0	118	-45	59.0					No Significant Assays

TRC438	183 016.0	1 584 570.0	118	-45	92.0					No Significant Assays

TRC439	182 954.0	1 584 466.0	118	-45	104.0	2	57	55	0.3	Wide Halo
						57	74	17	1.0
						74	100	26	0.3	Wide Halo

Note:  Samples were collected every 1m down the hole and analyzed at the Canadian operated Abilab laboratory in Bamako, Mali, a reputable lab for this purpose. A minimum of 10% of the samples is for QA/QC, which include duplicates, triplicates and standards.

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.

For further information, please contact:
Ron Little, President & CEO
OREZONE RESOURCES INC.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com